Exhibit 99.2

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2025 AND SEPTEMBER 30, 2024

	March 31,	September 30,
	2025	2024
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	$220,732	$443,322
Accounts receivable, net	-	10,491,664
Prepayments, other receivables and other current assets	3,446,217	538,195
Inventories, net	14,327,048	3,842,072
Total current assets	17,993,997	15,315,253
Non-current assets:
Property, plant and equipment, net	18,268	26,568
Right-of-use assets, net	73,115	123,446
Deferred offering costs	-	854,684
Deferred tax assets, net	1,060	-
Total non-current assets	92,443	1,004,698
Total Assets	$18,086,440	$16,319,951

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$209	$-
Tax payable	170,644	2,676,376
Other payables and accrued liabilities	160,745	56,207
Lease liabilities – current	73,640	108,227
Total current liabilities	405,238	2,840,810

Non-current liabilities:
Deferred tax liabilities	-	266
Lease liabilities – non current	-	18,659
Total non-current liabilities	-	18,925
Total liabilities	405,238	2,859,735

SHAREHOLDERS’ EQUITY
Ordinary shares: (USD $0.001 par value per share, 500,000,000 authorized; 20,000,000 shares issued and outstanding as of September 30, 2024;		20,000
Class A ordinary shares (US$ 0.001 par value per share; 1,900,000,000 A shares authorized, 17,225,000 shares issued and outstanding)	17,225	-
Class B ordinary shares (US$0.001 par value per share; 100,000,000 B Shares authorized, 8,500,000 shares issued and outstanding)	8,500	-
Additional paid-up capital	19,496,036	-
Retained Earnings (Accumulated deficit)	(1,804,038)	13,455,800
Accumulated other comprehensive loss	(36,521)	(15,584)
Total shareholders’ equity	17,681,202	13,460,216
Total liabilities and shareholders’ equity	$18,086,440	$16,319,951

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

	2025	2024
Revenues	$12,248,499	$20,533,531
Cost of revenues	(10,700,185)	(17,848,086)
Gross Profit	1,548,314	2,685,445

Operating expenses:
Selling and marketing	(15,429)	(16,502)
General and administrative	(885,228)	(772,714)
Share-based compensation	(15,776,500)	-
Total operating expenses	(16,677,157)	(789,216)

Income (Loss) from operations	(15,128,843)	1,896,229

Other income/ (loss):
Other income	10,089	-
Other expenses	-	(3,017)
Interest income, net	1,278	619
	11,367	(2,398)

Income (Loss) before taxes	(15,117,476)	1,893,831

Income tax (expense)	(142,362)	(363,931)

Net income (loss)	(15,259,838)	1,529,900

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	$(20,937)	$3,827

Total Comprehensive Income (Loss)	$(15,280,775)	$1,533,727

Net Income (loss) per share attributable to ordinary shareholders basic and diluted	$(0.714)	$0.076

Weighted average number of ordinary shares used in computing net income (loss) per share basic and diluted	21,376,782	20,000,000

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

	Ordinary Share
	Common stock		Class A		Class B		Additional	Accumulated other
	No. of Shares	Amount	No. of Shares	Amount	No. of Shares	Amount	paid-in capital	comprehensive income (loss)	Retained Earnings	Total
		$		$		$	$	$	$	$
Balance as of October 1, 2023	20,000,000	20,000	-	-	-	-	-	6,125	9,173,432	9,199,557
Foreign currency translation adjustments	-	-	-	-	-	-	-	3,827	-	3,827
Net income	-	-	-	-	-	-	-	-	1,529,900	1,529,900
Balance as of March 31, 2024	20,000,000	20,000	-	-	-	-	-	9,952	10,703,332	10,733,284
Balance as of October 1, 2024	20,000,000	20,000	-	-	-	-	-	(15,584)	13,455,800	13,460,216
Foreign currency translation adjustments	-	-	-	-	-	-	-	(20,937)	-	(20,937)
IPO Issuance	1,437,500	1,438	-	-	-	-	3,723,824	-	-	3,725,261
Share-based compensation	4,287,500	4,288	-	-	-	-	15,772,213	-	-	15,776,500
Common stock reclassification	(25,725,000)	(25,725)	-	-	-	-	-	-	-	(25,725)
Class A ordinary shares	-	-	17,225,000	17,225	-	-	-	-	-	17,225
Class B ordinary shares	-	-	-	-	8,500,000	8,500	-	-	-	8,500
Net income	-	-	-	-	-	-	-	-	(15,259,838)	(15,259,838)
Balance as of March 31, 2025	-	-	17,225,000	17,225	8,500,000	8,500	19,496,036	(36,521)	(1,804,038)	17,681,202

CREATIVE GLOBAL TECHNOLOGY HOLDINGS LIMITED UNAUDITED INTERIM CONDENSED

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED MARCH 31, 2025 AND 2024

	2025	2024
Cash Flows from Operating Activities:
Net Income (Loss)	$(15,259,838)	$1,529,900
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,328	7,428
Share-based compensation	15,776,500	-
Amortization of right-of-use-assets	-	24,045
Changes in operating assets and liabilities:
Accounts receivable	10,502,860	-
Prepayments, other receivables and other current assets	(2,907,404)	(25,084)
Right-of-use assets	50,464	(144,268)
Deferred tax assets	(1,060)	-
Accounts payable	209	-
Other payables and accrued liabilities	104,476	(426,739)
Deferred taxes	-	3,010
Tax payable	(2,508,590)	357,748
Right-of-use liabilities-current	(53,382)	72,168
Right-of-use liabilities-non current	-	44,081
Inventory	(10,480,692)	(2,717,208)
Deferred tax liability	(266)
Net Cash used in Operating Activities	(4,768,395)	(1,274,919)

Cash Flows from Investing Activities:
Purchase of property, plant and equipment	-	(27,384)
Net Cash used in Investing Activities	-	(27,384)

Cash Flows from Financing Activities:
Proceeds from IPO	4,854,914	-
Receipt of share capital	1,438	-
Payments for deferred offering costs	(272,403)	(211,182)
Net Cash (used in) provided by Financing Activities	4,583,949	(211,182)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(38,144)	4,908

Net Decrease (decrease) in Cash and Cash Equivalents	(222,590)	(1,508,577)

Cash, Cash Equivalents and Restricted Cash – Beginning of Period	443,322	4,305,577

Cash, Cash Equivalents and Restricted Cash – End of Period	$220,732	$2,797,000